NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, Virginia 23510-2191

                           September 8, 2009

VIA FACSIMILE & EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn: Daniel Morris

Re:	Norfolk Southern Corporation
Registration Statement on Form S-4 (File No. 333-158238)

Dear Sir or Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Norfolk Southern Corporation (the "Company"), respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-158238), filed by the Company on September 8, 2009, be accelerated by the Securities and Exchange Commission (the "Commission") to September 10, 2009 at 4:00 p.m. Eastern Standard Time or as soon as practicable thereafter.

Pursuant to your letter to the Company dated August 4, 2009, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Joshua Goldstein of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2153 and that such effectiveness also be confirmed in writing.

Very truly yours,

NORFOLK SOUTHERN CORPORATION

By:	/s/ William A. Galanko
	Name:	William A. Galanko
	Title:	Vice President - Law

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